EXHIBIT 99.1

Financial Statements

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

Years ended October 31, 2011 and 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Quest Rare Minerals Ltd.

We have audited the accompanying financial statements of Quest Rare Minerals Ltd., which comprise the balance sheets as at October 31, 2011 and 2010 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Quest Rare Minerals Ltd. as at October 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Montréal, Canada

January 25, 2012

Chartered Accountants

[1]	CA auditor permit no. 20871

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

BALANCE SHEETS

As at October 31

	2011 $	2010 $
ASSETS
Current
Cash and cash equivalents [note 3]	25,942,689	50,449,202
Investments [note 12]	18,395,181	31,600
Commodity taxes receivable	1,557,248	885,997
Prepaid expenses and deposits	769,541	362,682
Tax credits receivable	7,806,120	3,352,712

Total current assets	54,470,779	55,082,193
Investments – long-term [note 12]	3,917,417	—
Tax credits receivable – long-term	774,887	522,279
Mining properties and deferred costs [note 5]	25,434,582	9,980,304

	84,597,665	65,584,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	6,164,669	2,332,957

Total current liabilities	6,164,669	2,332,957
Future income taxes [note 9]	820,640	—

Total liabilities	6,985,309	2,332,957

Shareholders’ equity
Share capital [note 6 [a]]	74,487,563	55,110,324
Warrants [note 6 [c]]	5,673,444	11,234,987
Contributed surplus	13,568,213	3,640,448
Deficit	(16,116,864)	(6,733,940)

Total shareholders’ equity	77,612,356	63,251,819

	84,597,665	65,584,776

Nature of operations, contingencies and commitments [notes 1, 10 and 11]

See accompanying notes

On behalf of the Board:

(Signed) Peter J. Cashin	(Signed) Michael Pesner
Director	Director

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

Year ended October 31

	2011 $	2010 $
REVENUES
Interest [note 12]	679,746	11,968
Operator’s fees [note 5]	15,150	—

	694,896	11,968

EXPENSES
Professional fees [note 7]	879,764	307,373
Investor relations	1,522,988	612,536
Administration expenses [notes 6 [b] and 7]	8,830,411	3,214,411
Interest expense	43,970	21,933
Accretion expense on convertible loan [note 6[a]]	—	85,679
Write-down of mining properties and deferred costs [note 5]	451,494	419,079
Unrealized loss on investments held for trading	18,400	23,400

	11,747,027	4,684,411

Loss before income taxes	(11,052,131)	(4,672,443)
Future income tax recovery [note 9]	1,669,207	—

Net loss and comprehensive loss for the year	(9,382,924)	(4,672,443)

Net loss per share
Basic and fully diluted	(0.16)	(0.11)

Weighted average number of outstanding shares
Basic and fully diluted	59,725,206	42,470,501

See accompanying notes

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

STATEMENTS OF SHAREHOLDERS’ EQUITY

As at October 31

	Share capital		Warrants		Contributed surplus	Deficit	Total
	#	$	#	$	$	$	$
Balance – October 31, 2009	39,938,319	11,539,429	5,065,251	1,055,690	725,518	(2,061,497)	11,259,140
Issuance of shares under flow-through agreements [note 6 [a] [iv]]	2,300,000	11,500,000	—	—	—	—	11,500,000
Issuance of shares and warrants [note 6 [a] [iv]]	9,470,300	30,834,104	5,323,665	11,301,002	—	—	42,135,106
Issuance of convertible loan [note 6 [a] [v]]	—	—	500,000	509,630	518,518	—	1,028,148
Issuance of shares for convertible debt [note 6 [a] [v]]	500,000	1,076,049	—	—	(518,518)	—	557,531
Issuance of shares for warrants [note 6 [a] [vi]]	4,073,921	3,997,535	(4,073,921)	(606,219)	—	—	3,391,316
Issuance of shares for stock options [note 6 [a] [vii]]	1,275,966	545,647	—	—	(349,407)	—	196,240
Issuance of shares on acquisition of mining properties [note 6 [a] [viii]]	10,000	18,870	—	—	—	—	18,870
Share issue costs [note 6 [a][iv]]	—	(4,401,310)	—	(1,025,116)	—	—	(5,426,426)
Stock-based compensation [note 6 [b]]	—	—	—	—	3,264,337	—	3,264,337
Net loss for the year	—	—	—	—	—	(4,672,443)	(4,672,443)

Balance – October 31, 2010	57,568,506	55,110,324	6,814,995	11,234,987	3,640,448	(6,733,940)	63,251,819

Issuance of shares for warrants [note 6 [a] [i]]	3,499,510	21,150,951	(3,499,510)	(5,561,543)	—	—	15,589,408
Issuance of shares for stock options [note 6 [a] [ii]]	646,668	687,830	—	—	(313,082)	—	374,748
Issuance of shares on acquisition of mining properties [note 6 [a] [iii]]	15,000	28,305	—	—	—	—	28,305
Stock-based compensation [note 6 [b]]	—	—	—	—	10,240,847	—	10,240,847
Tax benefits renounced on flow-through shares [note 9]	—	(2,489,847)	—	—	—	—	(2,489,847)
Net loss for the year	—	—	—	—	—	(9,382,924)	(9,382,924)

Balance – October 31, 2011	61,729,684	74,487,563	3,315,485	5,673,444	13,568,213	(16,116,864)	77,612,356

See accompanying notes

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

STATEMENTS OF CASH FLOWS

Year ended October 31

	2011 $	2010 $
OPERATING ACTIVITIES
Net loss for the year	(9,382,924)	(4,672,443)
Items not affecting cash
Interest income	(226,928)	—
Write-down of mining properties and deferred costs [note 5]	451,494	419,079
Stock-based compensation [note 6 [b]]	8,379,369	3,027,362
Unrealized loss on investments held for trading [note 12]	18,400	23,400
Future income tax recovery [note 9]	(1,669,207)	—
Accretion expense on convertible loan [note 6[a]]	—	85,679

	(2,429,796)	(1,116,923)
Changes in non-cash working capital items related to operating activities [note 8]	2,753,602	1,188,196

Cash flows related to operating activities	323,806	71,273

INVESTING ACTIVITIES
Acquisition of investments	(22,072,469)	—
Mining properties and deferred costs [note 8]	(18,741,911)	(8,809,729)
Government tax credits	19,905	668,974

Cash flows related to investing activities	(40,794,475)	(8,140,755)

FINANCING ACTIVITIES
Issuance of convertible debt	—	1,500,000
Issuance of shares units	—	40,248,775
Issuance of flow-through shares	—	11,500,000
Exercise of stock options [notes 6 [a] [ii] and 6 [a] [vii]]	374,748	196,240
Exercise of warrants [notes 6 [a] [i] and 6 [a] [vi]	15,589,408	3,391,316
Issue costs [note 8]	—	(3,540,095)

Cash flows related to financing activities	15,964,156	53,296,236

Net change in cash and cash equivalents	(24,506,513)	45,226,754
Cash and cash equivalents, beginning of year	50,449,202	5,222,448

Cash and cash equivalents, end of year	25,942,689	50,449,202

See accompanying notes

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

1. NATURE OF OPERATIONS

Quest Rare Minerals Ltd. [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. [“Freewest”] with the intention of taking over the uranium exploration activities previously carried on by Freewest.

On December 7, 2007, Freewest transferred its 100%-owned uranium properties to the Corporation for 8,000,000 common shares of the Corporation for a consideration of $2,400,000. The uranium properties included: [i] the George River property; and [ii] five uranium properties in Ontario and one uranium property in New Brunswick. Freewest retained rights to certain precious metals and base metals with respect to certain properties transferred.

On December 11, 2007, Freewest distributed an aggregate amount of 6,256,979 common shares of the Corporation held by Freewest to its shareholders.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 5. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Quebec.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies followed by the Corporation have been applied consistently in the preparation of these financial statements. The Corporation’s significant accounting policies are summarized as follows.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to recoverability of mining properties and deferred costs and fair value for stock-based compensation and warrants. Actual results could differ from those estimates.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of operations and comprehensive loss. As at October 31, 2011, the Corporation had cash equivalents in the amount of $2,999,471 [2010 – nil], bearing interest at 0.91% [2010 – nil].

Mining properties and deferred costs

The cost of mining properties and related exploration is capitalized on an individual basis until such time as an economic ore body is defined or the prospect is abandoned. If a mineral ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production.

Cost includes the cash consideration, net of tax credits, and the fair value of equity instruments issued for the acquisition of the mining properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are due.

The Corporation assesses its capitalized mining properties and deferred costs periodically and whenever events or changes indicate that the carrying value may not be recoverable. Recovery of mining properties and deferred costs is dependent upon the discovery of economically recoverable reserves. An impairment loss is recognized when the Corporation determines that the individual mining properties and deferred costs are not recoverable and exceed the estimated fair value.

Share capital

Proceeds from share unit financings are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and prorating the relative fair value to share capital and warrants. Costs incurred in connection with the issuance of units are allocated and netted against each component of the units. On the exercise of the warrants, the Black-Scholes option pricing model related amounts are transferred from warrants to share capital.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Stock-based compensation

The Corporation offers its directors, officers, employees and consultants a stock-based compensation plan, which is described in note 6.

The Corporation uses the fair value method to record stock options. Consequently, stock-based compensation costs are measured at fair value by using the Black-Scholes option pricing model at the date of grant and are recognized over the vesting period as compensation expenses and contributed surplus. The contributed surplus balance is reduced as the options are exercised and credited to share capital. Any consideration received from the participants to the plan upon the exercise of options is credited to share capital.

Foreign currency translation

Foreign-denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years during which those temporary differences are expected to be recovered or settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Flow-through shares

A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures [“CEE”] are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date on which the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Revenue recognition

Interest income and fees are accrued as earned.

Asset retirement obligations

The Corporation recognizes the legal liability for obligations relating to the retirement of assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period during which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the useful life of the related asset. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to net income.

As at October 31, 2011, the Corporation has performed only preliminary exploratory work on its mineral properties and has no asset retirement obligations.

Financial instruments

All financial instruments are classified into one of five categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

[i]	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net loss.

[ii]	Financial assets classified as held-to-maturity, loans and receivables and other liabilities [other than those classified as held-for-trading] are required to be measured at amortized cost using the effective interest rate method of amortization.

[iii]	Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in other comprehensive loss. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

All financial instruments recognized at fair value on the balance sheets must be classified in three fair value hierarchy levels, which are as follows:

Level 1: Valuation based on quoted prices [unadjusted] observed in active markets for identical assets or liabilities;

Level 2: Valuation techniques based on inputs other than quoted prices in active markets that are either directly or indirectly observable;

Level 3: Valuation techniques with significant unobservable market inputs.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

2. SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Income (loss) per share

Income (loss) per share computations are based upon the weighted average number of common shares outstanding during the year. The Corporation uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. In the year of a loss, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes internally restricted cash in the amount of nil as at October 31, 2011 [2010 – $11,500,000] for exploration expenditures pursuant to flow-through share arrangements.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2011 $	2010 $
Trade accounts payable and accrued liabilities	6,076,492	2,025,552
Due to related parties [note 7]	88,177	307,405

	6,164,669	2,332,957

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS

During the year ended October 31, 2011, the Corporation maintained the following properties:

	October 31, 2010 $	Expenditures $	Tax credits $	Write-down $	October 31, 2011 $
Québec
Strange Lake
Acquisition	94,516	30,031	—	(8,394)	116,153
Exploration	5,436,412	17,321,952	(4,349,742)	(26,624)	18,381,998
Misery Lake
Acquisition	1,779,363	29,772	—	—	1,809,135
Exploration	1,457,208	1,195,116	(368,737)	—	2,283,587
Stewart Lake
Acquisition	42,113	—	—	(42,113)	—
Exploration	33,285	—	25	(33,310)	—
Nanuk
Acquisition	50,594	214	—	(28,621)	22,187
Exploration	262,224	135	(22)	(148,771)	113,566
Ramusio Lake
Acquisition	3,031	—	—	—	3,031
Exploration	—	12	(4)	—	8
Other
Acquisition	—	—	—	—	—
Exploration	—	23,952	(7,442)	(16,510)	—

	9,158,746	18,601,184	(4,725,922)	(304,343)	22,729,665

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	October 31, 2010 $	Expenditures $	Tax credits $	Write-down $	October 31, 2011 $
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	1,165	157,054
Exploration	189,276	314	—	(11,934)	177,656
Misery Lake
Acquisition	—	(2,250)	—	—	(2,250)
Exploration	479	—	—	(320)	159
Alterra – Strange Lake
Acquisition	13,870	29,019	—	—	42,889
Exploration	11,695	139,867	—	—	151,562
Ramusio Lake
Acquisition	3,480	(850)	—	(2,460)	170
Exploration	—	111	—	—	111
Voisey’s Bay
Acquisition	—	1,080	—	—	1,080
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	—	931	—	(931)	—

	374,689	168,222	—	(14,480)	528,431

New Brunswick
Plaster Rock
Acquisition	90,450	810	—	(91,260)	—
Exploration	41,411	—	—	(41,411)	—

	131,861	810	—	(132,671)	—

Properties	9,665,296	18,770,216	(4,725,922)	(451,494)	23,258,096

Stock-based compensation [note 6 [b]]	315,008	1,861,478	—	—	2,176,486

	9,980,304	20,631,694	(4,725,922)	(451,494)	25,434,582

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

During the year ended October 31, 2010, the Corporation maintained the following mining properties:

	October 31, 2009 $	Expenditures $	Tax credits $	Write-down $	October 31, 2010 $
Québec
Strange Lake
Acquisition	24,580	69,936	—	—	94,516
Exploration	1,377,172	7,164,044	(3,104,804)	—	5,436,412
Misery Lake
Acquisition	1,738,661	40,702	—	—	1,779,363
Exploration	657,805	1,410,845	(611,442)	—	1,457,208
Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	27,953	9,409	(4,077)	—	33,285
Nanuk
Acquisition	19,300	31,294	—	—	50,594
Exploration	258,025	7,411	(3,212)	—	262,224
Ramusio Lake
Acquisition	—	3,031	—	—	3,031
Exploration	—	—	—	—	—
Other
Acquisition	3,600	—	—	(3,600)	—
Exploration	115,687	8,941	(3,875)	(120,753)	—

	4,264,896	8,745,613	(3,727,410)	(124,353)	9,158,746

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	October 31, 2009 $	Expenditures $	Tax credits $	Write-down $	October 31, 2010 $
Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,908	—	—	189,276
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	479	—	—	479
Alterra – Strange Lake
Acquisition	—	13,870	—	—	13,870
Exploration	—	11,695	—	—	11,695
Ramusio Lake
Acquisition	—	3,480	—	—	3,480
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	41	10,524	—	(10,565)	—

	342,298	42,956	—	(10,565)	374,689

Ontario
Kenora North
Acquisition	62,644	—	—	(62,644)	—
Exploration	106,889	4,544	—	(111,433)	—
Snook Lake
Acquisition	16,284	—	—	(16,284)	—
Exploration	19,618	498	—	(20,116)	—
Other
Acquisition	—	—	—	—	—
Exploration	71,380	939	—	(72,319)	—

	276,815	5,981	—	(282,796)	—

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

	October 31, 2009 $	Expenditures $	Tax credits $	Write-down $	October 31, 2010 $
New Brunswick
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	14,515	26,896	—	—	41,411
Other
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	104,177	29,049	—	(1,365)	131,861

Properties	4,988,186	8,823,599	(3,727,410)	(419,079)	9,665,296

Stock-based compensation [note 6 [b]]	78,033	236,975	—	—	315,008

	5,066,219	9,060,574	(3,727,410)	(419,079)	9,980,304

The cumulative expenditures, net of proceeds from tax credits, are as follows:

	2011 $	2010 $
Balance, beginning of year	9,980,304	5,066,219

Expenditures incurred during the year
Geochemical	8,616	221,605
Geophysical – airborne	—	4,500
Geological	7,208,085	3,618,000
Drilling	7,328,800	3,863,794
Prospecting	89,324	48,739
Excavation and trenching	23,539	27,046
Mining and metallurgical	186,833	646,811
Mining properties – administration	366,210	230,003
Prefeasibility studies	1,757,070	—
Feasibility studies	1,713,914	—
Mining properties – acquisitions	87,825	163,101
Stock-based compensation [note 6[b]]	1,861,478	236,975

	20,631,694	9,060,574

Tax credits	(4,725,922)	(3,727,410)
Write-down of mining properties and deferred costs	(451,494)	(419,079)

	(5,177,416)	(4,146,489)

Balance – end of year	25,434,582	9,980,304

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Tax credits receivable

The Corporation is entitled to a refundable tax credit of up to 38.75% on qualified mining exploration expenditures incurred in the province of Quebec. Furthermore, the Corporation is entitled to a refund of mining duties of up to 15% on qualified mining exploration expenditures net of the refundable tax credit. These tax refunds are applied against the mining properties and deferred costs and included within tax credits receivables.

Details of the Corporation’s mining properties as at October 31, 2011 and 2010 are as follows:

Strange Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 42,700 hectares. The property is a rare earth mineralized zone and consists of 1,028 mining claims, of which 873 claims are located in Québec, and 155 claims are in Newfoundland and Labrador.

On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Quebec. Under the terms of the agreement, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty [“NSR”] to the vendors, which the Corporation can repurchase in full for $1,500,000.

Misery Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,640 mining claims in Quebec, and 45 claims in Newfoundland and Labrador, covering an area of approximately 79,254 hectares.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Stewart Lake Project, Québec

During fiscal 2011, the Corporation dropped all of its 294 claims on the project and wrote off mining acquisition costs of $42,113 [2010 – nil] and deferred exploration expenditures of $33,310 [2010 – nil].

Nanuk, Québec

The Corporation’s Nanuk Property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south of the Strange Lake Project and consists of 262 claims covering an area of 12,690 hectares.

Ramusio Lake, Québec / Newfoundland and Labrador

The Ramusio Lake property is located 50 km south of the Misery Lake property and consists of 53 staked claims, of which 36 claims are located in Quebec and 17 claims in Newfoundland and Labrador, and covers an area of approximately 1,817 hectares.

Alterra – Strange Lake Option Property / Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. [“Search”] and Alterra Resources Inc. [“Alterra”], a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.

Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:

[i]	issuing an aggregate of 90,000 common shares of the Corporation to Alterra over a period of three years; and

[ii]	by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.

In consideration for acting as the Operator, the Corporation is entitled to an annual management fee payable in cash by Alterra in an amount equal to 10% of the expenditures incurred by the Corporation for each year of the option period. As at October 31, 2011, the Corporation had earned $15,150 in Operator’s fees [2010 – nil].

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

5. MINING PROPERTIES AND DEFERRED COSTS [Cont’d]

Upon completing all of the payments mentioned above, the Corporation will have an option to acquire an additional 15% undivided working interest in the mining claims by:

[i]	making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement;

[ii]	by issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and

[iii]	by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra retains a 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.

During the year ended October 31, 2011, the Corporation issued 15,000 common shares at a value of $1.887 per share [2010 – 10,000 common shares at a value of $1.887 per share] and incurred $139,867 in exploration expenditures [2010 – $11,695].

Voisey’s Bay Property / Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Plaster Rock, New Brunswick

The 100%-owned property was transferred from Freewest on December 7, 2007. The property consists of 81 mineral claims and comprises an area of 1,296 hectares. Freewest retains rights to certain precious metals and base metals with respect to the property.

As at October 31, 2011, the Corporation decided not to renew the claims when they come due in 2012 and wrote off $91,260 in mining acquisition costs and $41,411 in deferred exploration expenditures.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

In 2011 and 2010, based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. SHARE CAPITAL

Share capital

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

[a] Common shares

[i]	During 2011, the Corporation issued 3,499,510 common shares at an average exercise price of $4.45 per share for a total cash amount of $15,589,408 for warrants exercised resulting in $5,561,543 being transferred from warrants to capital stock [note 6 [c]].

[ii]	During 2011, the Corporation issued 646,668 common shares at an average exercise price of $0.58 per share for a total cash amount of $374,748 for stock options exercised, and an amount of $313,082 related to exercised stock options was transferred from contributed surplus to capital stock [note 6 [b]].

[iii]	During 2011, the Corporation issued 15,000 common shares at a price of $1.887 per share to acquire mining properties [note 5].

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. CAPITAL STOCK [Cont’d]

Issuances during the year ended October 31, 2010

[iv]	On October 21, 2010, the Corporation completed a public offering by issuing 9,470,300 units at a price of $4.25 per unit, for gross proceeds of $40,248,775, and 2,300,000 flow-through shares at a price of $5.00 per share for gross proceeds of $11,500,000.

Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional share at a price of $5.00 until April 21, 2012. An amount of $9,414,671 related to common share purchase warrants was allocated to warrants.

The Corporation issued broker compensation warrants entitling the agents to acquire a maximum of 588,515 shares of the Corporation at a price of $4.25, and $5.00 per share until April 21, 2012. The total fair value of broker warrants was $1,886,331, included in warrants with the fair value of the broker warrants determined based on the Black-Scholes option pricing model using the weighted average assumptions in note 6 [c].

In connection with the offering, the Corporation paid cash commissions to agents in the amount of $3,104,927, issued broker compensation warrants of $1,886,331 and incurred other professional fees and expenses of $435,168 for a total of $5,426,426 which has been prorated between the shares and warrants issued at $4,401,310 and $1,025,116, respectively.

[v]	On September 3, 2010, the Corporation received a secured convertible loan from SIDEX, Limited Partnership [“SIDEX”] in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.

The convertible loan bears interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. If interest is paid in shares, the shares would be issued at a price per share equal to the weighted average trading price of the Corporation’s shares for the 20 trading days preceding the due date of the interest. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. CAPITAL STOCK [Cont’d]

The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component.

The fair value of the conversion feature totaled $518,518 and was allocated to contributed surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants.

The total debt discount was amortized over the term of the convertible loan using the effective interest method. During the year ended October 31, 2010, the Corporation recorded an accretion expense of $85,679.

In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. Interest in the amount of $15,904 on the convertible loan was paid in cash. The conversion feature in the amount of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.

[vi]	During 2010, the Corporation issued 4,073,921 common shares at an average exercise price of $0.83 per share for a total cash amount of $3,391,316 for warrants exercised resulting in $606,219 being transferred from warrants to capital stock.

[vii]	During 2010, the Corporation issued 1,275,966 common shares at an average exercise price of $0.15 per share for a total cash amount of $196,240 for stock options exercised, and an amount of $349,407 related to exercised stock options was transferred from contributed surplus to capital stock.

[viii]	In June 2010, the Corporation issued 10,000 common shares at a price of $1.887 per share to acquire mining properties [note 5].

[b] Stock option plan

On October 3, 2007, the Corporation adopted a stock option plan [“2007 Stock Option Plan”] for the purpose of granting to directors, officers and employees of, and consultants to, the Corporation and, if applicable, its subsidiaries, options to purchase additional common shares in the capital stock of the Corporation. The Corporation sets aside and reserves for issuance under the 2007 Stock Option Plan an aggregate number of additional common shares in the capital stock of the Corporation equal to 10% of the number of issued and outstanding common shares of the Corporation from time to time. These options vest either immediately or over an 18-month period. Upon exercise of options in accordance with the 2007 Stock Option Plan and the payment of the consideration for the foregoing shares, such additional common shares shall be issued as fully paid and non-assessable.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. CAPITAL STOCK [Cont’d]

The outstanding options as at October 31, 2011 and 2010 and changes during the years then ended are summarized as follows:

	2011		2010
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding balance, beginning of year	3,260,002	1.50	3,466,668	0.36
Granted	2,545,000	4.55	1,090,000	3.55
Exercised	(646,668)	0.58	(1,275,966)	0.15
Expired/cancelled	(100,000)	7.00	(20,700)	1.25
Outstanding balance, end of year	5,058,334	3.04	3,260,002	1.50

The following options are outstanding and exercisable as at October 31, 2011.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.10 to 0.15	721,667	1.75	0.12	721,667	0.12
0.75	750,000	2.74	0.75	750,000	0.75
1.79 to 2.60	820,000	8.01	2.42	820,000	2.42
4.25 to 4.69	2,491,667	8.81	4.49	2,088,329	4.50
5.53 to 5.72	275,000	8.74	5.70	258,333	5.71

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. CAPITAL STOCK [Cont’d]

The fair value of stock options granted during the years ended October 31, 2011 and 2010 was estimated at their respective grant dates using the Black-Scholes option pricing model, resulting in the following weighted average assumptions:

	2011	2010
Risk-free interest rate	1.85%	2.78%
Expected volatility	150%	150%
Dividend yield	Nil	Nil
Expected life [in years]	5	5
Fair value at grant date	$4.04	$3.37

For the year ended October 31, 2011, included in administration expenses on the statements of operations and comprehensive loss is a stock-based compensation expense in the amount of $8,379,369 [2010 – $3,027,362]. Included in the mining properties and deferred costs was a stock-based compensation expense of $1,861,478 [2010 – $236,975].

[c] Warrants

The outstanding warrants as at October 31, 2011 and 2010 and changes during the years then ended are summarized as follows:

	2011		2010
	Number of options #	Weighted average exercise price $	Number of options #	Weighted average exercise price $
Outstanding balance, beginning of year	6,814,995	4.56	5,065,251	1.30
Granted	—	—	5,823,665	4.79
Exercised	(3,499,510)	4.45	(4,073,921)	0.83

Outstanding balance, end of year	3,315,485	4.67	6,814,995	4.56

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

6. CAPITAL STOCK [Cont’d]

The following warrants are outstanding and exercisable as at October 31, 2011.

Exercise price $	Number outstanding #	Weighted average remaining contractual life [in years]	Weighted average exercise price $
3.25	500,000	0.34	3.25
4.25	307,785	0.47	4.25
5.00	2,507,700	0.47	5.00

The fair value of warrants granted during the year ended October 31, 2010 was estimated at their respective grant dates using the Black-Scholes option pricing model, resulting in the following weighted average assumptions:

2010
Risk-free interest rate	1.40%
Expected volatility	140%
Dividend yield	Nil
Expected life [in years]	1.5
Fair value at grant date	$3.06

7. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations and were measured at the exchange amounts.

[a]	During the year, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the year ended October 31, 2011, the total amount for such services provided amounted to $52,800, of which $30,400 was recorded in mining properties and deferred costs, and $22,400 in administration expenses [2010 – $150,875, of which $99,700 was recorded in mining properties and deferred costs and $51,175 in administration expenses].

[b]	During the year, the Corporation retained the services of certain members of the Corporation’s Board of Directors. For the year ended October 31, 2011, the total of the services provided was $114,280 [2010 – $34,735] and consisted of $64,000 [2010 – $34,735] in financial consulting services and $50,280 [2010 – nil] in Directors’ fees. As at October 31, 2011, an amount of $32,083 [2010 – nil] was included in accounts payable and accrued liabilities [note 4].

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

7. RELATED PARTY TRANSACTIONS [Cont’d]

[c]	During the year ended October 31, 2011, the Corporation incurred fees in the amount of $326,638 [2010 – $417,774] to a law firm in which an officer and director of the Corporation is a partner, of which an amount of $326,638 was recorded in professional fees [2010 – $134,646] nil amount in issue costs [2010 – $283,128]. As at October 31, 2011, an amount of $56,094 [2010 – $307,405] owing to this law firm was included in accounts payable and accrued liabilities [note 4].

8. STATEMENTS OF CASH FLOWS

Non-cash working capital items

	2011 $	2010 $
Commodity taxes receivable	(671,251)	(616,736)
Prepaid expenses and deposits	(406,859)	(247,170)
Accounts payable and accrued liabilities	3,831,712	2,052,102

	2,753,602	1,188,196

Issue costs

	2011 $	2010 $
Total issue costs [note 6 [a][iv]]	—	5,426,426
Issuance of warrants for issue costs [note 6 [a][iv]]	—	(1,886,331)

Cash flows related to issue costs	—	3,540,095

Mining properties and deferred costs

	2011 $	2010 $
Total additions to mining properties and deferred costs [note 5]	20,631,694	9,060,574
Mining properties acquired by the issuance of shares [note 6 [a] [iii] [viii]]	(28,305)	(18,870)
Shares received from mining property agreement	—	5,000
Stock-based compensation [note 6 [b]]	(1,861,478)	(236,975)

Cash flows related to mining properties and deferred costs	18,741,911	8,809,729

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

8. STATEMENTS OF CASH FLOWS [Cont’d]

Supplemental financial information

	2011 $	2010 $
Interest received	452,818	11,968
Interest paid	—	21,933

9. INCOME TAXES

Provision for income taxes

The Corporation’s provision for recovery of income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to income as a result of the following:

	2011 $	2010 $
Loss before income taxes	(11,052,131)	(4,672,443)

Income tax recovery at the combined federal and provincial tax rate of 28.67% [2010 – 31.50%]	(3,168,645)	(1,427,431)
Stock-based compensation	2,402,101	924,859
Other non-deductible expenses and non-taxable revenues	(56,166)	(41,581)
Effect of differences in tax rates on temporary items	32,743	66,440
Other	5,579	2,956
Change in valuation allowance	(884,819)	474,757

Future income tax recovery	(1,669,207)	—

During the year ended October 31, 2011, the Corporation renounced $11,500,000 of CEE [2010 – nil] to investors.

The renunciation in 2011 resulted in a future income tax liability of $2,489,847 [2010 – nil] and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance and record the tax benefit of the Corporation’s non-capital loss carry forwards in the amount of $1,669,207, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the Statements of operations and comprehensive loss.

As at October 31, 2011, the Corporation had a nil amount [note 3] [2010 – $11.5 million] available to be renounced pursuant to the flow-through share arrangements.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

9. INCOME TAXES [Cont’d]

Future income tax assets and liabilities

The tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2011 $	2010 $
Future income tax assets
Non-capital loss carry-forwards	1,650,577	761,855
Share issue costs	634,253	869,933
Investments	3,924	1,515

	2,288,754	1,633,303

Future income tax liabilities
Mining properties and deferred costs	(3,109,394)	(142,891)

Net future income tax (liabilities) assets	(820,640)	1,490,412
Valuation allowance	—	(1,490,412)

Net future income tax liabilities	(820,640)	—

Tax loss carry-forwards

At October 31, 2011, the Corporation had non-capital loss carry-forwards in the amount of $6,267,000, which are available to reduce future years’ taxable income. These non-capital loss carry-forwards expire as follows:

Non-capital losses $
2027	24,000
2028	278,000
2029	602,000
2030	1,975,000
2031	3,388,000

6,267,000

In addition, the Corporation has investment tax credits in the amount of $860,000 which are available to reduce future taxable income and expire between 2029 and 2031.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

10. CONTINGENCIES

The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as obtaining permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.

11. COMMITMENTS

The Corporation has a lease for its premises and other operating leases.

The following are the Corporation’s minimum annual rental payments for the next five years and thereafter:

$
2012	405,893
2013	223,328
2014	84,769
2015	56,385
2016	42,825
Thereafter	14,275

827,475

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

12. FINANCIAL INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

The Corporation’s investments are classified as follows:

			2011		2010
	Classification	Fair value level	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	13,200	13,200	31,600	31,600
Corporate bonds	Held-to-maturity	I	3,993,673	3,995,460	—	—
Provincial bonds	Held-to-maturity	II	18,305,725	18,349,959	—	—

			22,312,598	22,358,619	31,600	31,600

Less: current portion			18,395,181	18,413,979	—	—

Investments – long term			3,917,417	3,944,640	—	—

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; its maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at October 31, 2011. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly liquid investments. The Corporation’s investments are primarily held in zero-coupon Canadian provincial government bonds or AAA-rated corporate bonds.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

12. FINANCIAL INSTRUMENTS [Cont’d]

Market risk

[i] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

Interest earned on Canadian deposits fluctuated daily at various rates from 0.35% to 1.20% and 0.10% on U.S. cash deposits. The rates at October 31, 2011 for Canadian and U.S. funds were 1.20% [2010 – 0.35%] and 0.10% [2010 – 0.10%], respectively.

As at October 31, 2011, the weighted average effective interest rate on the Corporation’s investments is approximately 0.91%. [2010 – nil].

[ii] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at October 31, 2011, the amount of cash and cash equivalents held in U.S. dollars was $18,898 [2010 – $2,961].

13. CAPITAL MANAGEMENT

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with current-year classifications.

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles [“GAAP”] which differ, in certain respects, from U.S. GAAP as they relate to the Corporation. The following disclosures summarize the material variations between Canadian and U.S. GAAP. These differences reflect the effects of accounting policies which the Corporation would adopt or alter in order to conform to the recognition, measurement and presentation standards of U.S. GAAP, a discussion of any resulting changes in the financial statements and a tabular reconciliation of any such differences.

Reconciliations to conform with U.S. GAAP

Statements of operations and comprehensive loss

Material differences in the statements of operations and comprehensive loss between Canadian GAAP and U.S. GAAP are as follows:

For the years ended October 31,	2011 $	2010 $
Net loss and comprehensive loss under Canadian GAAP	(9,382,924)	(4,672,443)
Adjustment for:
Mining properties and deferred costs capitalized [a]	(15,817,946)	(5,170,063)
Reversal of write-down of capitalized mining properties and deferred costs not previously capitalized under U.S. GAAP [a]	279,811	82,528
Reversal of income tax recovery related to flow-through shares [b]	(1,699,207)	—

Net loss and comprehensive loss under U.S. GAAP	(26,590,266)	(9,759,978)
Net loss per share under U.S. GAAP – basic and diluted	(0.45)	(0.23)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share under U.S. GAAP is the same as that used for Canadian GAAP purposes.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

Balance sheets

Material differences in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $
As at October 31, 2011
Mining properties and deferred costs [a]	25,434,582	(23,454,491)	1,980,091
Future income tax liabilities	820,640	(820,640)	—
Share capital [[b] and [c]]	74,487,563	2,661,932	77,149,495
Warrants [c]	5,673,444	269,000	5,942,444
Deficit [[a] and [b]]	(16,116,864)	(25,564,783)	(41,681,647)

As at October 31, 2010
Cash and cash equivalents [b]	50,449,202	(11,500,000)	38,949,202
Restricted cash for mining exploration costs [b]	—	11,500,000	11,500,000
Mining properties and deferred costs [a]	9,980,304	(7,916,356)	2,063,948
Share capital [[b] and [c]]	55,110,324	172,085	55,282,409
Warrants [c]	11,234,987	269,000	11,503,987
Deficit [[a] and [b]]	(6,733,940)	(8,357,441)	(15,091,381)

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

Statements of cash flows

Material differences in selected Statement of cash flows accounts under U.S. GAAP are as follows:

For the years ended October 31,	2011 $	2010 $
Cash flows related to operating activities under Canadian GAAP	323,805	71,273
Adjustment for mining properties and deferred costs [a]	(15,817,946)	(5,170,063)
Adjustment for stock-based compensation related to mining properties and deferred costs [a]	1,861,478	236,975
Change in non-cash working capital items	(4,682,627)	(3,044,566)

Cash flows related to operating activities under U.S. GAAP	(18,315,290)	(7,906,381)

Cash flows related to investing activities under Canadian GAAP	(40,794,475)	(8,140,755)
Adjustment for additions to mining properties and deferred costs [a]	18,659,000	8,646,628
Adjustment for tax credits [a]	(19,905)	(668,974)

Cash flows related to investing activities under U.S. GAAP	(22,155,380)	(163,101)

Differences in accounting policies

[a] Mining properties

Under U.S. GAAP, exploration costs incurred on properties where mineralization has not been classified as a proven and probable reserve as described in SEC Industry Guide No.7 are expensed as incurred, net of tax credits. None of the Corporation’s exploration costs meet the criteria set out therein. Accordingly, exploration costs and stock-based compensation costs which are capitalized for Canadian GAAP as mining properties and deferred costs have been recorded as exploration expenditure under U.S. GAAP. Accordingly, any write-downs on mining properties under Canadian GAAP would be reversed under U.S. GAAP, as these costs would have been previously expensed.

In the Statement of cash flows, for Canadian GAAP, cash flows relating to exploration costs, net of related tax credits, are reported as investing activities. For U.S. GAAP, these costs would be reported as operating activities.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

[b] Flow through shares

Under Canadian income tax legislation, a Corporation is permitted to issue shares whereby it agrees to incur CEE and to renounce the related income tax deductions in favour of the investors.

In accordance with Canadian GAAP, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The future income tax liability related to the renunciation is recorded at the date on which the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.

Under U.S. GAAP, the amount received by the Corporation on the issuance of flow through shares in excess of the fair value of common shares, if any, is initially accounted for separately and credited to liabilities. The liability is reversed upon renunciation of the tax benefit with a corresponding adjustment to the income tax expense. As at October 31, 2011, there was no amount recorded for flow-through share fair value premiums liabilities [2010 – nil] under U.S. GAAP.

In addition, under U.S. GAAP, notwithstanding that there are no specific contractual restrictions or requirements to segregate the funds received upon the issuance of flow-through shares, amounts received and not spent on exploration costs are presented separately as exploration funds. Such amounts would be required to be disclosed separately in a balance sheet prepared in accordance with U.S. GAAP. As at October 31, 2011, there were no unexpended flow-through funds [2010 – $11.5 million].

[c] Convertible loan

As described in note 6 [a][v], during the year ended October 31, 2010, the Corporation issued convertible debt with attached warrants and the proceeds were allocated to each component including the conversion option, based on their relative fair values. Under U.S. GAAP, similar to Canadian GAAP, the Corporation concluded that the conversion option and the warrants should be presented as equity.

Quest Rare Minerals Ltd.

[An Exploration Stage Corporation]

NOTES TO FINANCIAL STATEMENTS

October 31, 2011 and 2010

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

In addition, under U.S. GAAP, the Corporation estimated the value of the beneficial conversion option based on the effective conversion price which was determined after allocating the proceeds of the convertible loan to the warrants and to the loan based on their relative fair values. The beneficial conversion is the intrinsic value of the difference between the Corporation’s share price when the debt is issued and the effective conversion price multiplied by the shares issuable upon conversion and is recorded as a debt discount and an increase to contributed surplus.

As a result of the aforementioned GAAP differences, under U.S. GAAP as at October 31, 2011, the stated amount of the warrants would be approximately $269,000 higher with a corresponding reduction in share capital. The difference in the accretion of the debt discounts prior to the conversion of the loan is not significant.